December 13, 2018

Stanley C. Horton
Chief Executive Officer, President and Director
Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

       Re: Boardwalk Pipeline Partners, LP
           Boardwalk Pipelines, LP
           Registration Statement on Form S-3
           Filed December 7, 2018
           File No. 333-228714

Dear Mr. Horton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    E. Ramey Layne